EXECUTION COPY
AMENDED AND RESTATED COMMON SHARE PURCHASE AGREEMENT
BY AND BETWEEN
INTEROIL CORPORATION
AND
PACIFIC LNG OPERATIONS, LTD.
dated as of
June 10, 2008

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TABLE OF CONTENTS

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SCHEDULES

AMENDED AND RESTATED COMMON SHARE PURCHASE AGREEMENT
     This AMENDED AND RESTATED COMMON SHARE PURCHASE AGREEMENT, dated as of June ___, 2008 (this “Agreement”), is by and between INTEROIL CORPORATION, a Yukon Territory corporation (the “Company”), and PACIFIC LNG OPERATIONS, LTD., a British Virgin Islands corporation (the “Purchaser”).
     WHEREAS, pursuant to that certain Credit Agreement (the “Credit Agreement”) by and among the Company, the Lenders (as defined in the Credit Agreement) party thereto, Merrill Lynch Capital Corporation, as Administrative Agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Clarion Finanz AG (“Clarion”), as Co-Lead Arrangers and Bookrunners and Merrill Lynch Capital Corporation, as Collateral Agent, dated May 4, 2006 (as amended by Amendment No. 1 to the Credit Agreement dated March 30, 2007, Amendment No. 2 to the Credit Agreement dated June 30, 2007 and Amendment No. 3 to the Credit Agreement dated May 1, 2008), the Company has borrowed from the Purchaser an aggregate of $60,000,000;
     WHEREAS, Clarion has assigned its interest under the Credit Agreement to the Purchaser;
     WHEREAS, pursuant to that certain promissory note dated May 4, 2006 (the “Tranche A Note”) the Company is obligated to pay to the Purchaser principal in the amount of $50,000,000 plus accrued interest thereon;
     WHEREAS, pursuant to that certain promissory note dated May 4, 2006 (the “Tranche B Note” and together with the Tranche A Note, the “Notes”) the Company is obligated to pay to the Purchaser principal in the amount of $10,000,000 plus accrued interest thereon; and
     WHEREAS, the Company desires to repay the Notes in Common Shares (as defined below) having an aggregate value of U.S. $60,000,000 (calculated as provided herein) plus payment in cash of an amount equal to accrued interest to the Closing Date, and the Purchaser desires to accept such Common Shares and such payment of interest from the Company in complete satisfaction of the Company’s obligations under the Notes and the IOC Loan Parties’ other obligations to the Purchaser under the IOC Loan Documents, in accordance with the provisions of the Common Share Purchase Agreement, dated as of May 5, 2008 (the “Original Agreement”), by and between the Company and the Purchaser, entered into by the parties to effect such purposes; and
     WHEREAS, the Company and the Purchaser desire to amend and restate the Original Agreement, in order to amend and restate certain representations, warranties, covenants, agreements and other terms.
     NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Purchaser hereby agree as follows:

ARTICLE I.
DEFINITIONS
     Section 1.1 Definitions. As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:
     “6-K Filing” shall have the meaning specified in Section 5.2.
     “Acquired Common Shares” shall mean the Purchased Common Shares and the Fee Common Shares.
     “Action” against a Person means any lawsuit, action, proceeding, investigation or complaint before any Governmental Authority, mediator or arbitrator.
     “Affiliate” means, with respect to a specified Person, any other Person, whether now in existence or hereafter created, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, “controlling”, “controlled by” and “under common control with”) means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.
     “Agreement” shall have the meaning specified in the introductory paragraph.
     “ Amended and Restated Purchase Agreement Closing Date” shall have the meaning specified in Section 2.2.
     “Business Day” means any day other than a Saturday, a Sunday or a legal holiday for commercial banks in New York, New York.
     “Clarion” shall have the meaning assigned to such term in the preamble.
     “Closing” shall have the meaning specified in Section 2.2.
     “Closing Date” means May 8, 2008, which was the Closing Date under Section 2.2 of the Original Agreement.
     “Code” means the Internal Revenue Code of 1986, as amended from time to time.
     “Commission” means the United States Securities and Exchange Commission.
     “Common Shares” means the common shares of the Company representing equity interests therein.
     “Company” shall have the meaning specified in the introductory paragraph.
     “Company Financial Statements” shall have the meaning specified in Section 3.3.

     “Company Material Adverse Effect” means any material and adverse effect on (i) the assets, liabilities, financial condition, business, operations, prospects or affairs of the Company and its Subsidiaries, taken as a whole, other than those occurring as a result of general economic or financial conditions or any other developments that are not unique to and do not have a material disproportionate impact on the Company and its Subsidiaries but also affect other Persons who participate in or are engaged in the lines of business in which the Company and its Subsidiaries participate or are engaged, (ii) the ability of the Company and its Subsidiaries, taken as a whole, to carry out their business as of the date of this Agreement on a timely basis or (iii) the ability of the Company to consummate the transactions under this Agreement.
     “Company Organizational Document” means, collectively, articles of continuance and by-laws of the Company, as amended from time to time.
     “Company Organizational Law” means the laws of the Business Corporations Act (Yukon Territory, Canada).
     “Company Filed Documents” shall have the meaning specified in Section 3.3.
     “Credit Agreement” shall have the meaning assigned to such term in the preamble.
     “Equity Interests” means, collectively, the shares of capital stock of the Company.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.
     “Execution Date” shall have the meaning specified in Section 2.2.
     “Fee Common Shares” shall have the meaning specified in Section 2.1(b).
     “GAAP” means generally accepted accounting principles in Canada in effect from time to time.
     “Governmental Authority” shall include the country, state, county, city and political subdivisions in which any Person or such Person’s Property is located or that exercises valid jurisdiction over any such Person or such Person’s Property, and any court, agency, department, commission, board, bureau or instrumentality of any of them and any monetary authorities that exercise valid jurisdiction over any such Person or such Person’s Property. Unless otherwise specified, all references to Governmental Authority herein shall mean a Governmental Authority having jurisdiction over, where applicable, the Company, its Subsidiaries or any of their Property or the Purchaser.
     “Indemnified Party” shall have the meaning specified in Section 7.3(a).
     “Indemnifying Party” shall have the meaning specified in Section 7.3(a).
     “IOC Loan Parties” shall have the meaning specified in Section 6.2(a).
     “IOC Loan Documents” shall have the meaning specified in Section 6.2(a).

     “Law” means any federal, state, provincial, territorial, local or foreign order, writ, injunction, judgment, settlement, award, decree, statute, law, rule or regulation.
     “Lien” means any interest in Property securing an obligation owed to, or a claim by, a Person other than the owner of the Property, whether such interest is based on the common law, statute or contract, and whether such obligation or claim is fixed or contingent, and including the lien or security interest arising from a mortgage, encumbrance, pledge, security agreement, conditional sale or trust receipt or a lease, consignment or bailment for security purposes.
     “Notes” shall have the meaning assigned to such term in the preamble.
     “Original Agreement” shall have the meaning assigned to such term in the preamble.
     “Original Execution Date” means May 5, 2008.
     “Party” or “Parties” means the Company and the Purchaser, individually or collectively, as the case may be.
     “Person” means any individual, corporation, company, voluntary association, partnership, joint venture, trust, limited liability company, unincorporated organization or government or any agency, instrumentality or political subdivision thereof, or any other form of entity.
     “Property” means any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible.
     “Purchased Common Shares” means the Common Shares issued to the Purchaser pursuant to the Original Agreement as amended and restated by this Agreement in full satisfaction of the Notes (other than payment of accrued interest on the Notes on the Closing Date) and the other obligations of the IOC Loan Parties to the Purchaser under the other IOC Loan Documents.
     “Purchaser” shall have the meaning specified in the introductory paragraph.
     “Purchaser Material Adverse Effect” means any material and adverse effect on (i) the ability of the Purchaser to meet its obligations under this Agreement on a timely basis or (ii) the ability of the Purchaser to consummate the transactions under this Agreement.
     “Representatives” of any Person means the Affiliates, control persons, officers, directors, managers, employees, agents, counsel, investment bankers and other representatives of such Person.
     “Securities Act” means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.
     “Shareholders” means the holders of the Company’s Common Shares.

     “Stock Exchanges” means the American Stock Exchange and the Toronto Stock Exchange.
     “Subsidiary” means, as to any Person, (i) any corporation or other entity of which a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors (or comparable group) of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries or (ii) any limited partnership in which such Person and its Subsidiaries own equity interests entitling at a given time such Person and its Subsidiaries to a majority of the distributions of such limited partnership if such limited partnership were to be liquidated at such time.
     “Tranche A Note” shall have the meaning assigned to such term in the preamble.
     “Tranche B Note” shall have the meaning assigned to such term in the preamble.
     Section 1.2 Accounting Procedures and Interpretation. Unless otherwise specified in this Agreement, all accounting terms used herein shall be interpreted, all determinations with respect to accounting matters under this Agreement shall be made, and all financial statements and certificates and reports as to financial matters required to be furnished to the Purchaser under this Agreement shall be prepared, in accordance with Canadian generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except, in the case of unaudited statements) and in compliance as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto.
ARTICLE II.
SALE AND PURCHASE
     Section 2.1 Sale and Purchase. Subject to the terms and conditions of this Agreement, the Company hereby agrees to issue to the Purchaser, and the Purchaser hereby agrees to acquire from the Company, the Acquired Common Shares.
     (a) Purchased Common Shares. The number of Purchased Common Shares is set forth on Schedule 2.1.
     (b) Consideration. The Purchaser shall be issued (i) the Purchased Common Shares, which, together with the payment of accrued interest on the Notes to the Closing Date, shall be in full satisfaction of the Notes and the other obligations of the IOC Loan Parties to the Purchaser under the other IOC Loan Documents and (ii) an additional number of Common Shares as set forth on Schedule 2.1 (the “Fee Common Shares”), as payment in full of the facilities and due diligence fee required pursuant to Section 5.3.
     (c) Acquired Common Shares. The Acquired Common Shares shall be issued in the name of the Purchaser or such other entity or entities as are listed on Schedule 2.1.

     (d) Accrued and Unpaid Interest. The aggregate amount of accrued and unpaid interest on the Notes shall be paid by the Company to the Purchaser on the Closing Date by wire transfer of immediately available funds to the account designated by the Purchaser.
     Section 2.2 Closing; Effectiveness. The execution and delivery of this Agreement shall take place on the date hereof (the “Execution Date”) but the effectiveness of this Agreement shall be subject to (a) receipt of all needed approvals hereof by the Stock Exchanges and (b) to the extent not delivered prior to the Execution Date, the execution and delivery of the instruments, agreements and other documents required by Article VI of this Agreement. The date that the conditions set forth in clauses (a) and (b) of this Section 2.2. have been satisfied is herein referred to as the “Amended and Restated Purchase Agreement Closing Date”. Until the Amended and Restated Purchase Agreement Closing Date, this Agreement shall not be effective and the Original Agreement shall remain in full force and effect.
ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     The Company represents and warrants to the Purchaser on and as of the Closing Date (or such other date as specified below), as follows:
     Section 3.1 Existence. The Company: (i) is a corporation duly organized, validly existing and in good standing under the Laws of the Yukon Territory, Canada; (ii) has all requisite corporate power and authority necessary to own its Properties and carry on its business as its business is now being conducted, except where the failure to obtain such licenses, authorizations, consents and approvals would not reasonably be expected to have a Company Material Adverse Effect; and (iii) is qualified to do business in all jurisdictions in which the nature of the business conducted by it makes such qualifications necessary, except where failure so to qualify would not reasonably be expected to have a Company Material Adverse Effect.
     Section 3.2 Capitalization and Valid Issuance of Acquired Common Shares.
     (a) On the Closing Date immediately prior to the issuance and sale of the Acquired Common Shares, there are issued and outstanding 31,032,356 Common Shares and 517,777 Series A Convertible Preferred Shares of the Company. All of the issued and outstanding Common Shares and Series A Convertible Preferred Shares have been duly authorized and validly issued in accordance with applicable Law and the Company Organizational Document and are fully paid and non-assessable.
     (b) Other than the Company’s long-term incentive plans, the Company has no equity compensation plans that contemplate the issuance of Equity Interests (or securities convertible into or exchangeable for Equity Interests). The Company has no outstanding indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which the Shareholders may vote. Except for Common Shares, Series A Convertible Preferred Shares and options issued pursuant to the Company’s long-term incentive plans, as contemplated by this Agreement or as are contained in the Company Organizational Document, up to 3,306,667 Common Shares issuable upon conversion of indirect participation interests, 337,252 Common Shares issuable on conversion of warrants, up to 3,800,000 Common Shares issuable on conversion of the Company’s 8% Subordinated Convertible Debentures, and up to 5,000 Common Shares issuable upon conversion of certain rights held by Petroleum Independent and Exploration Corporation in SP InterOil LDC, there are no outstanding or authorized (i) options, warrants, subscriptions, calls or other rights, convertible securities, agreements, claims or commitments of any character obligating the Company or any of its Subsidiaries to issue, transfer or sell any equity interests in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such equity interests, (ii) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any equity interests in the Company or any of its Subsidiaries or any such securities or agreements listed in clause (i) of this sentence or (iii) stockholder agreements, voting trusts or similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of the equity interests of the Company or any of its Subsidiaries.
     (c) (i) Except as set forth on Schedule 3.2(c), all of the issued and outstanding equity interests of each of the Company’s Subsidiaries are owned, directly or indirectly, by the Company free and clear of any Liens (except for such restrictions as may exist under applicable securities laws and except for such Liens as may be imposed under the Company’s or its Subsidiaries’ credit facilities filed as exhibits to the Company Filed Documents), and all such ownership interests have been duly authorized and validly issued and are fully paid (to the extent required by applicable Law and the organizational documents of the Company’s Subsidiaries, as applicable) and non-assessable (except as non-assessability may be affected by the organizational documents of the Company’s Subsidiaries or any Laws of any other jurisdiction of organization of a Subsidiary of the Company, as applicable) and free of preemptive rights, with no personal liability attaching to the ownership thereof, and (ii) except as disclosed in the Company Filed Documents, neither the Company nor any of its Subsidiaries owns any shares of capital stock or other securities of, or interest in, any other Person, or is obligated to make any capital contribution to or other investment in any other Person.
     (d) The offer and sale of the Acquired Common Shares and the interests represented thereby have been duly authorized by the Company pursuant to the Company Organizational Document prior to the Execution Date and, when issued and delivered to the Purchaser against payment therefor in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable and will be free of any and all Liens and restrictions on transfer, other than restrictions on transfer under the Company Organizational Document and applicable state and federal securities Laws and other than such Liens as are created by the Purchaser.
     (e) The Company is in compliance with the requirements of the Stock Exchanges for continued listing of Common Shares thereon in all material respects. The Company has taken no action designed to, or likely to have the effect of, terminating the registration of the listing of the Common Shares on the Stock Exchanges, nor has the Company received any notification that the Stock Exchanges are contemplating terminating such listing. The transaction contemplated by this Agreement will not contravene the rules and regulations of the Stock Exchanges. The Company will use commercially reasonable efforts to continue the listing and trading of its Common Shares on the Stock Exchanges or other national securities trading market and to comply in all material respects with the Company’s reporting, filing and other obligations under the rules of the Stock Exchanges or, if applicable, such other market. On the Closing Date, the

Acquired Common Shares have been duly authorized for listing on the Stock Exchanges. The Acquired Common Shares will be issued in compliance with all applicable rules of the Stock Exchanges. The Company has submitted to the Stock Exchanges applications for listing with respect to the Acquired Common Shares and has given notice to the Toronto Stock Exchange (the “TSX”) of the issuance of the Acquired Common Shares. The Company’s currently outstanding Common Shares are listed on the Stock Exchanges and the Company has not received any notice of delisting.
     (f) The Acquired Common Shares shall have those rights, preferences, privileges and restrictions governing the Common Shares as set forth in the Company Organizational Document.
     (g) The definitive form of the certificate for the Acquired Common Shares is in proper form for the laws governing the Company.
     Section 3.3 Company Filed Documents. Since December 31, 2006, the Company has filed all forms, reports, schedules and statements required to be filed by it with the Commission under the Exchange Act or the Securities Act and the securities regulatory authorities in Canada under securities legislation in Canada (all such documents filed on or prior to the date of this Agreement, collectively, the “Company Filed Documents”). Except as set forth on Schedule 3.3, the Company Filed Documents, including any audited or unaudited financial statements and any notes thereto or schedules included therein (the “Company Financial Statements”), at the time filed (in the case of registration statements, solely on the dates of effectiveness) (except to the extent corrected by a subsequently filed Company Filed Document) and as of the Original Execution Date and the Closing Date (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act and securities legislation in Canada, as the case may be, (iii) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, (iv) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (v) fairly present (subject in the case of unaudited statements to normal, recurring and year-end audit adjustments) in all material respects the consolidated financial position and status of the business of the Company as of the dates thereof and the consolidated results of its operations, shareholders’ equity and cash flows for the periods then ended. The Company and its Subsidiaries are engaged in all material respects only in the business described in the Company Filed Documents, and the Company Filed Documents comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act and securities legislation in Canada.
     Section 3.4 Independent Accountants. To the Company’s knowledge, PricewaterhouseCoopers, LLP (“PWC”) whose report was filed with the Commission with the Company’s Annual Report on Form 40-F for the year ended December 31, 2007, are and, during the periods covered by their report, were independent registered public accountants as required by the Securities Act (the “Rules”). PWC has not resigned or been dismissed as independent registered public accountants of the Company as a result of or in connection with any disagreement with the Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures.
     Section 3.5 No Material Adverse Change. Except as set forth in or contemplated by the Company Filed Documents, since December 31, 2007, the Company and its Subsidiaries have conducted their business in the ordinary course, consistent with past practice, and there has been no (i) change, event or circumstance that has had or would reasonably be expected to have a Company Material Adverse Effect, (ii) acquisition or disposition of any material asset by the Company or any of its Subsidiaries or any contract or arrangement therefor, otherwise than for fair value in the ordinary course of business, (iii) material change in the Company’s accounting principles, practices or methods or (iv) incurrence of material indebtedness.
     Section 3.6 No Violation. Neither the Company nor any of its Subsidiaries is in violation of any term or provision of its charter or by-laws or other organizational documents or of any franchise, license, permit, judgment, decree, order, statute, rule or regulation, where the consequences of such violation, individually or in the aggregate, would have a Company Material Adverse Effect.
     Section 3.7 Litigation. Except as set forth in the Company Filed Documents, there is no Action pending or, to the knowledge of the Company, contemplated or threatened against the Company or any of its Subsidiaries or any of their respective officers, directors or Properties, which (individually or in the aggregate) reasonably would be expected to have a Company Material Adverse Effect or which challenges the validity of this Agreement.
     Section 3.8 No Breach. Except for notice requirements under the Credit Agreement, the execution, delivery and performance by the Company of this Agreement and all other agreements and instruments in connection with the transactions contemplated by this Agreement, and compliance by the Company with the terms and provisions hereof and thereof, do not and will not (a) violate any provision of any Law, governmental permit, determination or award having applicability to the Company or any of its Subsidiaries or any of their respective Properties, (b) conflict with or result in a violation of any provision of any of the organizational documents of the Company or any of its Subsidiaries, (c) require any consent, approval or notice under or result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under (i) any note, bond, mortgage, license, or loan or credit agreement to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective Properties may be bound or (ii) any other agreement, instrument or obligation, or (d) result in or require the creation or imposition of any Lien upon or with respect to any of the Properties now owned or hereafter acquired by the Company or any of its Subsidiaries, except in the cases of clauses (a), (c) and (d) where such violation, default, breach, termination, cancellation, failure to receive consent or approval, or acceleration with respect to the foregoing provisions of this Section 3.9 would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
     Section 3.9 Authority. The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on behalf of the Company; and this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer and similar Laws affecting creditors’ rights generally or by general principles of equity, including principles of commercial reasonableness, fair dealing and good faith. No approval by the Shareholders is required as a result of the Company’s issuance and sale of the Acquired Common Shares.
     Section 3.10 Approvals. Except as set forth on Schedule 3.11, no authorization, consent, approval, waiver, license, qualification or written exemption from, nor any filing, declaration, qualification or registration with, any Governmental Authority or any other Person is required in connection with the execution, delivery or performance by the Company of this Agreement, except where the failure to receive such authorization, consent, approval, waiver, license, qualification or written exemption or to make such filing, declaration, qualification or registration would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
     Section 3.11 Investment Company Status. The Company is not, and is not an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.
     Section 3.12 Offering. Assuming the accuracy of the representations and warranties of the Purchaser contained in this Agreement, the sale and issuance of the Acquired Common Shares pursuant to this Agreement are exempt from the registration requirements of the Securities Act and all other U.S. federal and state securities laws and exempt from the requirement to file a prospectus under securities legislation in Canada, and neither the Company nor any authorized Representative acting on its behalf has taken or will take any action hereafter that would cause the loss of such exemption.
     Section 3.13 Certain Fees. Except as provided herein, no fees or commissions will be payable by the Company to brokers, finders or investment bankers with respect to the sale of any of the Acquired Common Shares or the consummation of the transactions contemplated by this Agreement. The Purchaser shall not be liable for any such fees or commissions. The Company agrees that it will indemnify and hold harmless the Purchaser from and against any and all claims, demands or liabilities for broker’s, finder’s, placement or other similar fees or commissions incurred by the Company or alleged to have been incurred by the Company in connection with the sale of Acquired Common Shares or the consummation of the transactions contemplated by this Agreement.
     Section 3.14 No Side Agreements. Except for the confidentiality agreements entered into by and between the Purchaser and the Company, there are no other agreements by, among or between the Company or its Affiliates, on the one hand, and the Purchaser or its Affiliates, on the other hand, with respect to the transactions contemplated hereby nor promises or inducements for future transactions between or among any of such parties.
     Section 3.15 Internal Controls. The Company and each of its Subsidiaries maintains a system of internal controls over financial reporting (as such term is defined in Rule 13a-15(b)

under the Exchange Act) to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that transactions are executed in accordance with management’s general or specific authorizations, (iii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) that access to assets is permitted only in accordance with management’s general or specific authorization and (iv) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.. The Company is not aware of any material failure of such internal controls.
     Section 3.16 Disclosure Controls. The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act), which: (i) are designed to ensure that material information relating to the Company is made known to the Company’s principal executive officer and its principal financial officer by others within the Company, particularly during the periods in which the periodic reports required under the Exchange Act are required to be prepared; (ii) provide for the annual evaluation of the effectiveness of such disclosure controls and procedures at the end of the periods in which the periodic reports are required to be prepared; and (iii) are effective in all material respects to perform the functions for which they were established.
     Section 3.17 No Deficiencies or Fraud. As of December 31, 2007, except as disclosed in the Company Filed Documents with respect to material weaknesses in internal controls, the Company is not aware of (i) any material weaknesses in internal controls; or (ii) any fraud that involves management or other employees who have a role in the Company’s internal controls, except such fraud that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
     Section 3.18 Preemptive Rights. Except (i) as set forth in the Company Organizational Document, (ii) for existing awards under the Company’s long-term incentive plans, (iii) certain Common Shares issuable pursuant to existing indirect participation interests, outstanding warrants, and certain conversion rights held by Petroleum Independent and Exploration Corporation in SP InterOil LDC, and (iv) those items otherwise set forth on Schedule 3.19, there are no preemptive rights or other rights to subscribe for or to purchase, nor any restriction upon the voting or transfer of, any capital stock or equity interests of the Company pursuant to any other agreement or instrument to which the Company is a party or by which it may be bound. Neither the execution of this Agreement nor the issuance of the Acquired Common Shares as contemplated by this Agreement gives rise to any rights for or relating to the registration of any securities (other than the Acquired Common Shares) of the Company.
     Section 3.19 Insurance. The Company and its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks as the Company reasonably believes are prudent and customary for its businesses. The Company does not have any reason to believe that it or any Subsidiary will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business.

     Section 3.20 Acknowledgment Regarding Acquisition of Acquired Common Shares. The Company acknowledges and agrees that (i) the Purchaser is participating in the transactions contemplated by this Agreement at the Company’s request and the Company has concluded that such participation is in the Company’s best interest and is consistent with the Company’s objectives and (ii) the Purchaser is acting solely in the capacity of an arm’s length purchaser. The Company further acknowledges that the Purchaser is not acting nor has it acted as an advisor, agent or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and any advice given by the Purchaser or any of its respective Representatives in connection with this Agreement is merely incidental to the Purchaser’s purchase of Acquired Common Shares. The Company further represents to the Purchaser that the Company’s decision to enter into this Agreement has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its Representatives.
     Section 3.21 Anti-Takeover Laws. The Company has taken all action required to be taken by it in order to exempt the execution, delivery and performance of this Agreement and the issuance of the Acquired Common Shares from, and each of the foregoing is hereby exempt from, the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover Laws of any jurisdiction.
     Section 3.22 Compliance with Laws. Neither the Company nor any of its Subsidiaries is in violation of any judgment, decree or order or any Law applicable to the Company or its Subsidiaries, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company and its Subsidiaries possess all certificates, authorizations, licenses and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Company Material Adverse Effect, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization, licenses or permit, except where such potential revocation or modification would not have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company, any of its Subsidiaries or any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Company or any of its Subsidiaries: (i) directly or indirectly used any Company funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political parties or campaigns from Company funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.
     Section 3.23 Tax Matters. The Company and each of its Subsidiaries has filed (or has had filed on its behalf) all material tax returns required by applicable law to be filed by it or them prior to or as of the date hereof, and such tax returns were true, correct and complete in all material respects. Each of the Company and its Subsidiaries has paid (or has had paid on its behalf) or, where payment is not yet due, has established in accordance with GAAP an adequate accrual for the payment of all taxes due with respect to any period ending prior to or as of the date hereof. The Company has no knowledge of a tax deficiency which has been asserted or threatened against the Company or any Subsidiary.
     Section 3.24 Off-Balance Sheet Arrangements. There are no material off-balance sheet arrangements (as defined in Item 303 of Regulation S-K) that have or are reasonably likely to have a material effect on the Company’s financial condition, revenues, or expenses, changes in financial condition, results of operations, liquidity, capital expenditures or capital resources.
     Section 3.25 Prior Offerings. Other than as set forth in the Company Filed Documents, the Company has not sold or issued any Common Shares during the six-month period preceding the date hereof, including any sales pursuant to Rule 144A under, or Regulations D or S of, the Securities Act, other than shares issued pursuant to employee benefit plans, qualified stock options plans or other employee compensation plans or pursuant to outstanding options, rights or warrants.
     Section 3.26 Solicitation; Other Issuances of Common Shares. Neither the Company nor its Subsidiaries or any affiliates, nor any Person acting on its or their behalf, (i) has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of the Acquired Common Shares, (ii) has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under any circumstances that would require registration of the Acquired Common Shares under the Securities Act or (iii) has issued any Common Shares or shares of any series of preferred stock or other securities or instruments convertible into, exchangeable for or otherwise entitling the holder thereof to acquire Common Shares which would be integrated with the sale of the Acquired Common Shares to the Purchaser for purposes of the Securities Act or of any applicable stockholder approval provisions, including, without limitation, under the rules and regulations of the Exchanges or any other exchange or automated quotation system on which any of the securities of the Company are listed or designated, nor will the Company or any of its Subsidiaries or affiliates take any action or steps that would require registration of any of the Acquired Common Shares under the Securities Act or cause the issuance and acquisition of the Acquired Common Shares to be integrated with other offerings. Assuming the accuracy of the representations and warranties of the Purchaser contained herein, the issuance and acquisition of the Acquired Common Shares by the Company to the Purchaser pursuant to this Agreement will be exempt from the registration requirements of the Securities Act.
     Section 3.27 Non-Public Information. The Company has not disclosed to the Purchaser information that would constitute material non-public information as of the Original Execution Date and the Closing Date other than the existence and terms of the transaction contemplated by this Agreement.
     Section 3.28 Registration Statement. The Company meets, and will use its commercially reasonable efforts to meet upon filing and effectiveness of any Registration Statement (as defined below), the requirements for use of Form F-10 under the Securities Act for secondary offerings.
     Section 3.29 Title to Assets. Company and its Subsidiaries have good and indefeasible title to all real and personal property owned by them that is material to the business of the

Company and Subsidiaries taken as whole, free and clear of all encumbrances, other than those set forth in the Company Filed Documents or that do not materially affect the value of such property or do not materially interfere with the use thereof by the Company and/or its Subsidiaries in its ordinary course of business. Any real or personal property held under lease by the Company or its Subsidiaries is held under a valid and enforceable lease, and is in full force and effect in all material respects.
     Section 3.30 No Security Holder Approval. No consent or approval of holders of securities of the Company is required under corporate legislation, securities legislation, stock exchange rules or any agreement or indenture to which the Company is a party for the execution and delivery of this Agreement or the performance by the Company of its obligations under this Agreement.
ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
     The Purchaser represents and warrants to the Company with respect to itself, on and as of the Closing Date, as follows:
     Section 4.1 Valid Existence. The Purchaser (i) is duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and (ii) has all requisite power, and has all material governmental licenses, authorizations, consents and approvals, necessary to own its Properties and carry on its business as its business is now being conducted, except where the failure to obtain such licenses, authorizations, consents and approvals would not have and would not reasonably be expected to have a Purchaser Material Adverse Effect.
     Section 4.2 No Breach. The execution, delivery and performance by the Purchaser of this Agreement and all other agreements and instruments in connection with the transactions contemplated by this Agreement and compliance by the Purchaser with the terms and provisions hereof and thereof and the acquisition of the Acquired Common Shares by the Purchaser do not and will not (a) violate any provision of any Law, governmental permit, determination or award having applicability to the Purchaser or any of its Properties, (b) conflict with or result in a violation of any provision of the organizational documents of the Purchaser or (c) require any consent (other than standard internal consents), approval or notice under or result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under (i) any note, bond, mortgage, license, or loan or credit agreement to which the Purchaser is a party or by which the Purchaser or any of its Properties may be bound or (ii) any other such agreement, instrument or obligation, except in the case of clauses (a) and (c) where such violation, default, breach, termination, cancellation, failure to receive consent or approval, or acceleration with respect to the foregoing provisions of this Section 4.2 would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.
     Section 4.3 Investment. The Acquired Common Shares are being acquired by the Purchaser as principal on behalf of specific clients of the Purchaser (all of whom the Purchaser represents and warrants are “accredited investors” within the meaning of Rule 501 of Regulation D promulgated by the Commission pursuant to the Securities Act) and each of which is an “accredited investor” within the meaning of Section 1.1 of National Instrument 45-106-Prospectus and Registration Exemptions (“NI-45-106”) as adopted by the Canadian Securities Administrators, not as a nominee or agent, and with no present intention of distributing the Acquired Common Shares or any part thereof, and the Purchaser has no present intention of selling or granting any participation in or otherwise distributing the same in any transaction in violation of the securities Laws of the United States of America or any state, without prejudice, however, to the Purchaser’s right at all times to sell or otherwise dispose of all or any part of the Acquired Common Shares under a registration statement under the Securities Act and applicable state securities Laws or under an exemption from such registration available thereunder (including, if available, Rule 144 under the Securities Act). If the Purchaser should in the future decide to dispose of any of the Acquired Common Shares, the Purchaser understands and agrees (a) that it may do so only (i) in compliance with the Securities Act and applicable state securities Law, as then in effect, or pursuant to an exemption therefrom or (ii) in the manner contemplated by any registration statement pursuant to which such securities are being offered, and (b) that stop transfer instructions to that effect will be in effect with respect to such securities.
     Section 4.4 Nature of Purchaser. The Purchaser represents and warrants to, and covenants and agrees with, the Company that (a) it is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated by the Commission pursuant to the Securities Act, (b) it is an “accredited investor” within the meaning of Section 1.1 of NI 45-106 as adopted by the Canadian Securities Administrators and (c) by reason of its business and financial experience it has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Acquired Common Shares, is able to bear the economic risk of such investment and, at the present time, would be able to afford a complete loss of such investment.
     Section 4.5 Receipt of Information; Authorization. The Purchaser acknowledges that it has (a) had access to the Company Filed Documents and (b) been provided a reasonable opportunity to ask questions of and receive answers from Representatives of the Company regarding the matters described therein.
     Section 4.6 Restricted Securities. The Purchaser understands that the Acquired Common Shares it is acquiring hereby are characterized as “restricted securities” under the U.S. federal securities Laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such Laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances. In this connection, the Purchaser represents that it is knowledgeable with respect to Rule 144 under the Securities Act.
     Section 4.7 Certain Fees. No fees or commissions will be payable by the Purchaser to brokers, finders or investment bankers with respect to the sale of any of the Acquired Common Shares or the consummation of the transactions contemplated by this Agreement. The Company will not be liable for any such fees or commissions. The Purchaser agrees that it will indemnify and hold harmless the Company from and against any and all claims, demands or liabilities for broker’s, finder’s, placement or other similar fees or commissions incurred by the Purchaser or alleged to have been incurred by the Purchaser in connection with the acquisition of the Acquired Common Shares or the consummation of the transactions contemplated by this Agreement.
     Section 4.8 Legends. It is understood that the certificates evidencing the Acquired Common Shares initially will bear the following legends: “These securities have not been registered under the Securities Act of 1933, as amended. These securities may not be sold, offered for sale, pledged (except in connection with a bona fide margin account or other loan or financing arrangement secured by these securities) or hypothecated in the absence of a registration statement in effect with respect to the securities under such Act or pursuant to an exemption from registration thereunder and, in the case of a transaction exempt from registration, unless sold pursuant to Rule 144 under such Act or the issuer has received documentation reasonably satisfactory to it that such transaction does not require registration under such Act.” and “Unless permitted under securities legislation, the holder of this security must not trade the security before the date that is 4 months and a day after the closing date.” For the avoidance of doubt, the Acquired Common Shares may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by such Acquired Common Shares and such pledge shall not be deemed to be a transfer, sale or assignment of such Acquired Common Shares, and no buyer effecting such a pledge shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement.
ARTICLE V.
COVENANTS
     Section 5.1 Taking of Necessary Action. Each of the Parties hereto shall use its commercially reasonable efforts promptly to take or cause to be taken all action and promptly to do or cause to be done all things necessary, proper or advisable under applicable Law and regulations to consummate and make effective the transactions contemplated by this Agreement. Without limiting the foregoing, the Company and the Purchaser will, and the Company shall cause each of its Subsidiaries to, use its commercially reasonable efforts to make all filings and obtain all consents of Governmental Authorities that may be necessary or, in the reasonable opinion of the Purchaser or the Company, as the case may be, advisable for the consummation of the transactions contemplated by this Agreement.
     Section 5.2 Non-Disclosure; Interim Public Filings. Before 8:30 a.m., New York time, on the first Business Day following the Original Execution Date, or, if appropriate, following the Closing Date, the Company shall issue a press release reasonably acceptable to the Purchaser disclosing all material terms of the transactions contemplated hereby and file a report on Form 6-K with the Commission (the “6-K Filing") and a material change report on Form 51-102F3 with securities regulatory authorities in Canada and the TSX (the “Material Change Report”) describing the terms of the transactions contemplated by this Agreement. Thereafter, the Company shall timely file any filings and notices required by the Commission or applicable Law with respect to the transactions contemplated hereby and provide copies thereof to the Purchaser promptly after filing. Except with respect to the 6-K Filing and the Material Change Report, any required filings with the Stock Exchanges and the press release referenced above (a copy of which will be provided to the Purchaser for its review as early as practicable prior to its filing), the Company shall, at least two Business Days prior to the filing or dissemination of any disclosure required by this Section 5.2, provide a copy thereof to the Purchaser for its review. The Company and the Purchaser shall consult with each other in issuing any press releases or otherwise making public statements or filings and other communications with the Commission or any regulatory agency or the Stock Exchanges with respect to the transactions contemplated hereby, and neither Party shall issue any such press release or otherwise make any such public statement, filing or other communication without the prior consent of the other, except if (i) such disclosure is required by Law, in which case the disclosing Party shall promptly provide the other Party with prior notice of such public statement, filing or other communication or (ii) it is advised in writing by its counsel that it is necessary to do so under the rules or regulations of the Stock Exchanges, and then, in any event, the Company will consult with and provide a reasonable opportunity for review by the Purchaser (as practicable under the circumstances) before issuing such press release or other public disclosure. Notwithstanding the foregoing, the Company shall not publicly disclose the name of the Purchaser, or include the name of the Purchaser in any press release, without the prior written consent of the Purchaser except to the extent the name of the Purchaser is included in this Agreement as filed as an exhibit to the 6-K Filing and the press release referred to in the first sentence above. The Company shall not, and shall cause each of its respective Representatives not to, provide the Purchaser with any material non-public information regarding the Company from and after the issuance of the above-referenced press release without the express written consent of the Purchaser.
     Section 5.3 Facilities and Due Diligence Fee. As a facilities and due diligence fee with respect to the transactions consummated under this Agreement, the Company shall provide the Purchaser $1,800,000 in value, payable in Common Shares as provided in Section 2.1(b).
     Section 5.4 Demand Registration. The Purchaser or any transferee of the Purchaser with respect to the Acquired Common Shares (the “Demand Party") is entitled to request in writing from the Company (a “Demand Notice") registration under and in accordance with the provisions of the Securities Act of all or part of the Acquired Common Shares. Promptly upon receipt of any Demand Notice, the Company will use its commercially reasonable efforts to file, as soon as possible, but in any event within thirty (30) days and will use its commercially reasonable efforts to effect, as soon as possible, but in any event within sixty (60) days from the date of filing, a Registration Statement on Form F-10 (a “Registration Statement"), in form and substance acceptable to the Demand Party, relating to such registration under the Securities Act of the Acquired Common Shares that the Company has been so requested to register (each a “Demand Registration"). Notwithstanding anything to the contrary set forth in this Section 5.4, the Company shall not be obligated to file a Registration Statement with respect to more than two (2) Demand Registrations. All expenses incident to any Demand Registration (whether or not the Registration Statement is filed or declared effective), including without limitation all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, Financial Industry Regulatory Authority, Inc., stock exchange and qualification fees, fees and disbursements of the Company’s counsel and of independent certified public accountants of the Company (including the expenses of any special audit required by or incident to such performance but excluding any Demand Party’s legal fees unless the Demand Party shall use the same counsel as the Company), expenses of the underwriters, if applicable, that are customarily requested in similar circumstances by such underwriters (excluding discounts, commissions or fees of underwriters, selling brokers, dealer managers or similar securities industry professionals relating to the distribution of the Acquired Common Shares) (collectively, “Registration Expenses"), will be borne by the Company. The Company will also pay its internal expenses, the expense of any annual audit and the fees and expenses of any person retained by the Company. Registration Expenses incurred in connection with Registration Statements requested under this Section 5.4 that are not filed or declared effective by the Commission will be paid by the Company and will not count against such limit; provided, however, if the Registration Statement not being filed or declared effective is the result of the actions of any Demand Party, then such Demand Party shall bear the Registration Expenses of such Demand Registration in which case such registration shall not be counted as a Demand Registration under this Section 5.4. In addition, the Purchaser (or its transferee) and the Company shall enter into a registration rights agreement in connection with such Demand Registration which shall contain, among other things, customary representations and warranties and indemnification and other rights, including rights to customary opinions of counsel and accountant’s “comfort letters,” relating to the registration of the Acquired Common Shares.
ARTICLE VI.
CLOSING DELIVERIES
     Section 6.1 Company Deliveries. On or before the Amended and Restated Purchase Agreement Closing Date, the Company shall have delivered, or caused to be delivered, to the Purchaser:
     (a) the Acquired Common Shares by delivering certificates (bearing the legends set forth in Section 4.8) evidencing such Acquired Common Shares, all free and clear of any Liens, encumbrances or interests of any other party;
     (b) a certificate of the Secretary of the Company, dated as of the Amended and Restated Purchase Agreement Closing Date, certifying the resolutions adopted by the Board of Directors of the Company approving the transactions contemplated by this Agreement and the issuance of the Acquired Common Shares, certifying the current versions of the Certificate of Incorporation and Bylaws of the Company and certifying as to the signatures and authority of persons signing this Document and related documents on behalf of the Company;
     (c) a certificate dated as of a recent date with respect to the status of the Company as a corporation under the Business Corporations Act (Yukon);
     (d) a certificate of the Chief Executive Officer and the Chief Financial Officer of the Company, dated as of the Amended and Restated Purchase Agreement Closing Date, to the effect that the representations and warranties of the Company set forth herein were true and correct on and as of the Closing Date (or, with respect to those representations and warranties which specifically refer to a prior date, on and as of such prior date) and that the Company has complied with all the agreements and satisfied all the conditions herein on its part to be performed or satisfied on or prior to the Amended and Restated Purchase Agreement Closing Date;

     (e) a legal opinion of counsel to the Company, dated as of the Amended and Restated Purchase Agreement Closing Date, in form and substance reasonably satisfactory to the Purchaser, including, but not limited to, a Rule 10b-5 (negative assurance) opinion;
     (f) a confirmation letter, dated as of the Closing Date, executed by the Company or received from the American Stock Exchange, certifying or indicating that the listing application for the Acquired Common Shares has been approved by the American Stock Exchange, and a conditional listing approval letter, dated as of the Closing Date, with respect to the approval of the listing of the Acquired Common Shares on the TSX; and
     (g) a receipt, dated as of the Amended and Restated Purchase Agreement Closing Date, executed by the Company, certifying that the Company has received from the Purchaser (i) the certificate of an authorized officer of the Purchaser referred to in Section 6.2(a) and (ii) the original Tranche A Note and the original Tranche B Note.
     Section 6.2 Purchaser Deliveries. On or before the Amended and Restated Purchase Agreement Closing Date, the Purchaser shall have delivered, or caused to be delivered, to the Company the following:
     (a) a certificate of an authorized officer of the Purchaser stating that all amounts due to the Purchaser pursuant to the Credit Agreement and other Loan Documents (as defined in the Credit Agreement) (the “IOC Loan Documents") have been satisfied in full; all obligations of the Company, S.P.I Distribution Limited, InterOil Products Limited and any and all other Affiliates of the Company that have entered into agreements securing or guarantying amounts owed under the Credit Agreement (collectively, the “IOC Loan Parties") to the Purchaser under the IOC Loan Documents have been satisfied; and the IOC Loan Parties have no further obligations to the Purchaser under the IOC Loan Documents;
     (b) the original Tranche A Note and the original Tranche B Note; and
     (c) receipt of payment of all accrued and unpaid interest as provided in Section 2.1(d) above..
     Section 6.3 Confirmation of the Amended and Restated Purchase Agreement Closing Date. On the Amended and Restated Purchase Agreement Closing Date, the Parties shall execute a certificate or other mutually acceptable writing confirming that such date is the Amended and Restated Purchase Agreement Closing Date as herein defined.
ARTICLE VII.
INDEMNIFICATION, COSTS AND EXPENSES
     Section 7.1 Indemnification by the Company. The Company agrees to indemnify the Purchaser and its Representatives from, and hold each of them harmless against, any and all actions, suits, proceedings (including any investigations, litigation or inquiries), demands and causes of action, and, in connection therewith, and promptly upon demand, pay and reimburse each of them for all costs, losses, liabilities, damages or expenses of any kind or nature whatsoever, including the reasonable fees and disbursements of counsel and all other reasonable expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them as a result of, arising out of or in any way related to
     (i) any actual or proposed use by the Company of the proceeds of any sale of the Acquired Common Shares,
     (ii) any taxes, levies, imposts, duties, charges, fees, deduction or withholding now or hereafter imposed, levied or collected or assessed by or on behalf of Canada or any Canadian political subdivision or authority that has the power to tax (collectively, “Canadian Taxes”), in connection with the exchange of Indebtedness for the Acquired Common Shares or in connection with the payment of the facilities and due diligence fee required pursuant to Section 5.3, provided however, that (A) the indemnity contained in this clause (ii) does not extend to Canadian Taxes (x) payable in respect of dividends paid on the Acquired Common Shares or (y) payable by reason of the Purchaser’s sale or other disposition of Acquired Common Shares, and (B) in the event the Purchaser carries on business in Canada and Canadian taxes are imposed, levied or collected or assessed, then if such Canadian Taxes would not have been imposed, levied or collected or assessed if the Purchaser did not carry on such business in Canada, then no indemnity shall be payable pursuant to this clause (ii) in respect of such taxes, or
     (iii) the breach of any of the representations, warranties or covenants of the Company contained herein.
     Section 7.2 Indemnification by the Purchaser. The Purchaser agrees to indemnify the Company and its Representatives from, and hold each of them harmless against, any and all actions, suits, proceedings (including any investigations, litigation or inquiries), demands and causes of action, and, in connection therewith, and promptly upon demand, pay and reimburse each of them for all costs, losses, liabilities, damages or expenses of any kind or nature whatsoever, including the reasonable fees and disbursements of counsel and all other reasonable expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them as a result of, arising out of or in any way related to the breach of any of the representations, warranties or covenants of the Purchaser contained herein.
     Section 7.3 Indemnification Procedure.
     (a) Promptly after receipt by any party seeking reimbursement under this Article VII (the “Indemnified Party") of notice of the threat or commencement of any action, the Indemnified Party will, if a claim in respect thereof is to be made against an indemnifying party under this Article VII (the “Indemnifying Party"), promptly notify the Indemnifying Party in writing thereof, but the omission so to notify the Indemnifying Party will not relieve it from any liability which it may have to the Indemnified Party or otherwise to the extent it is not prejudiced as a result of such failure. In case any such action is brought against the Indemnified Party and the Indemnified Party seeks or intends to seek indemnity from the Indemnifying Party, the Indemnifying Party will be entitled to participate in, and, to the extent that it may wish, jointly with all other indemnifying parties similarly notified, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party; provided, however, if the defendants in any such action include both the Indemnified Party and the Indemnifying Party and the Indemnified Party shall have reasonably concluded that there may be a conflict between the positions of the Indemnifying Party and the Indemnified Party in conducting the defense of any such action or that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the Indemnifying Party, such indemnified party or parties shall have the right to select separate counsel to assume such legal defenses and to otherwise participate in the defense of such action on behalf of such indemnified party or parties. Upon receipt of notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such action and approval by the Indemnified Party of counsel, the Indemnifying Party will not be liable to the Indemnified Party under this Article VII for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof unless (i) the Indemnified Party shall have employed such counsel in connection with the assumption of legal defenses in accordance with the proviso to the preceding sentence (it being understood, however, that the Indemnifying Party shall not be liable for the expenses of more than one separate counsel, reasonably satisfactory to the Indemnifying Party, representing the indemnified parties who are parties to such action) or (ii) the Indemnified Party shall not have employed counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party within a reasonable time after notice of commencement of action, in each of which cases the reasonable fees and expenses of counsel shall be at the expense of the Indemnifying Party. The Indemnifying Party shall not be liable for any settlement effected without its written consent. Without limiting the generality of the foregoing, to the extent that the Purchaser anticipates incurring any fees or expenses in connection with any matters for which it is entitled to be indemnified hereunder, the Purchaser may, from time to time, require the Company to advance the amount of such fees and expenses to the Purchaser; provided that promptly after such fees or expenses are incurred by the Purchaser it provides reasonable evidence thereof to the Company.
     (b) If for any reason the indemnification provided for in Section 7.1 and Section 7.2 is unavailable to the Indemnified Party or insufficient to hold it harmless, other than as expressly specified therein, then the Indemnifying Party shall contribute to the amount paid or payable by the Indemnified Party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the Indemnified Party and the Indemnifying Party, as well as any other relevant equitable considerations. No person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the Securities Act shall be entitled to contribution from any person not guilty of such fraudulent misrepresentation. In no event shall the contribution obligation of the Purchaser be greater in amount than the value of the consideration received by the Purchaser hereunder (in the event the Purchaser is not guilty of fraudulent misrepresentation, net of all expenses paid by the Purchaser in connection with any claim relating to this Article VII and the amount of any damages the Purchaser has otherwise been required to pay by reason of an untrue or alleged untrue statement or omission or alleged omission giving rise to the contribution obligation).

ARTICLE VIII.
MISCELLANEOUS
     Section 8.1 Interpretation. Article, Section, Schedule and Exhibit references are to this Agreement, unless otherwise specified. All references to instruments, documents, contracts and agreements are references to such instruments, documents, contracts and agreements as the same may be amended, supplemented and otherwise modified from time to time, unless otherwise specified. Terms defined in the singular shall have the corresponding meaning when used in the plural and vice versa. The word “including” shall mean “including but not limited to”. Whenever the Company has an obligation under this Agreement, the expense of complying with such obligation shall be an expense of the Company unless otherwise specified. Whenever any determination, consent or approval is to be made or given by the Purchaser under this Agreement, such action shall be in the Purchaser’s sole discretion unless otherwise specified. If any provision in this Agreement is held to be illegal, invalid, not binding or unenforceable, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid, not binding or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions shall remain in full force and effect. This Agreement has been reviewed and negotiated by sophisticated parties with access to legal counsel and shall not be construed against the drafter.
     Section 8.2 Survival of Provisions. The representations and warranties and indemnification obligations of the parties set forth in this Agreement shall survive the execution and delivery of this Agreement indefinitely. The covenants made in this Agreement shall survive the closing of the transactions described herein and remain operative and in full force and effect regardless of acceptance of any of the Acquired Common Shares and payment therefor and repayment, conversion, exercise or repurchase thereof.
     Section 8.3 No Waiver; Modifications in Writing.
     (a) Delay. No failure or delay on the part of any Party in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to a Party at law or in equity or otherwise.
     (b) Specific Waiver. Except as otherwise provided in this Agreement, no amendment, waiver, consent, modification or termination of any provision of this Agreement shall be effective unless signed by each of the Parties or each of the original signatories thereto affected by such amendment, waiver, consent, modification or termination. Any amendment, supplement or modification of or to any provision of this Agreement, any waiver of any provision of this Agreement and any consent to any departure by the Company from the terms of any provision of this Agreement shall be effective only in the specific instance and for the specific purpose for which made or given. Except where notice is specifically required by this Agreement, no notice to or demand on any Party in any case shall entitle any Party to any other or further notice or demand in similar or other circumstances.

     Section 8.4 Binding Effect; Assignment.
     (a) Binding Effect. This Agreement shall be binding upon the Company, the Purchaser, and their respective successors and permitted assigns. Except as expressly provided in this Agreement, this Agreement shall not be construed so as to confer any right or benefit upon any Person other than the Parties to this Agreement and as provided in Article VII, and their respective successors and permitted assigns.
     (b) Assignment of Acquired Common Shares. All or any portion of the Purchaser’s Acquired Common Shares acquired pursuant to this Agreement may be sold, assigned or pledged by the Purchaser, subject to compliance with applicable securities Laws.
     (c) Assignment of Rights. The Purchaser may assign all or any portion of its rights and obligations under this Agreement without the consent of the Company (i) to any Affiliate of the Purchaser or (ii) in connection with a total return swap or similar transaction with respect to the Acquired Common Shares purchased by the Purchaser, and in each case the assignee shall be deemed to be a Purchaser hereunder with respect to such assigned rights or obligations and shall agree to be bound by the provisions of this Agreement. Except as expressly permitted by this Section 8.4(c), such rights and obligations may not otherwise be transferred except with the prior written consent of the Company (which consent shall not be unreasonably withheld), in which case the assignee shall be deemed to be a Purchaser hereunder with respect to such assigned rights or obligations and shall agree to be bound by the provisions of this Agreement.
     Section 8.5 Confidentiality and Non-Disclosure. Notwithstanding anything herein to the contrary, the Purchaser shall not make any disclosure about the transactions contemplated by this Agreement until the Company discloses on Form 6-K with the Commission the transactions contemplated hereby.
     Section 8.6 Communications. All notices and demands provided for hereunder shall be in writing and shall be given by regular mail, registered or certified mail, return receipt requested, facsimile, air courier guaranteeing overnight delivery, electronic mail or personal delivery to the following addresses:
If to the Company:
InterOil Corporation
PO Box 6567
Cairns QLD 4870, Australia
Telephone: +61 7 4046 4600
Facsimile: +61 7 4031 4565
Email: phil.mulacek@interoil.com and mark.laurie@interoil.com with a copy to:
Haynes and Boone, LLP
1221 McKinney Street, Suite 2100
Houston, Texas 77010
Attention: Guy Young and Bill Nelson

Telephone: (713) 547-2081
Facsimile: (713) 236-5699
Email: guy.young@haynesboone.com and bill.nelson@haynesboone.com
If to the Purchaser:
Pacific LNG Operations, Ltd.
c/o Clarion Finanz AG
Gerbergasse 5
8001 Zurich
Switzerland
Attention: Carlo Civelli
or to such other address as the Company or the Purchaser may designate in writing. All notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; upon actual receipt if sent by registered or certified mail, return receipt requested, or regular mail, if mailed; when receipt acknowledged, if sent via facsimile; and upon actual receipt when delivered to an air courier guaranteeing overnight delivery or via electronic mail.
     Section 8.7 Removal of Legends. The Company shall remove the legends described in Section 4.8 from the certificates evidencing the Acquired Common Shares at the request of the Purchaser upon submission to the Company of such certificates, together with such other documentation as may be reasonably requested by the Company or required by its transfer agent, unless the Company, with the advice of counsel, reasonably determines that such removal is inappropriate; provided that no opinion of counsel shall be required in the event the Purchaser is effecting a sale of such Acquired Common Shares pursuant to Rule 144 under the Securities Act or an effective registration statement. The Company shall cooperate with the Purchaser to so effect removal of such legend. The legend described in Section 4.8 shall be removed and the Company shall issue a certificate without such legend to the holder of Acquired Common Shares upon which it is stamped, if, unless otherwise required by state securities Laws, (i) such Acquired Common Shares are sold pursuant to an effective Registration Statement, (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with an opinion of a law firm reasonably acceptable to the Company (with any law firm set forth under Section 8.6 being deemed acceptable), in a generally acceptable form, to the effect that such sale, assignment or transfer of such Acquired Common Shares may be made without registration under the applicable requirements of the Securities Act, or (iii) such holder provides the Company with reasonable assurance that such Acquired Common Shares can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A under the Securities Act.
     Section 8.8 Entire Agreement. This Agreement is intended by the Parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the Parties hereto and thereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein or therein with respect to the rights granted by the Company or the Purchaser set forth herein or therein. This Agreement supersedes all prior agreements and understandings between the Parties with respect to such subject matter.
     Section 8.9 Governing Law. This Agreement will be construed in accordance with and governed by the Laws of the State of New York without regard to principles of conflicts of Laws.
     Section 8.10 Jurisdiction. Each of the Company and the Purchaser (i) hereby irrevocably submits to the exclusive jurisdiction of the United States District Court, the New York State courts and other courts of the United States sitting in the Borough of Manhattan, New York County, New York State for the purposes of any suit, action or proceeding arising out of or relating to this Agreement and (ii) hereby waives, and agrees not to assert in any such suit action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. The Company and the Purchaser consent to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this paragraph shall affect or limit any right to serve process in any other manner permitted by law.
     Section 8.11 Jury Trial. EACH PARTY HERETO WAIVES THE RIGHT TO A TRIAL BY JURY.
     Section 8.12 Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different Parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement.
     Section 8.13 Expenses. If any action at law or equity is necessary to enforce or interpret the terms of this Agreement, the prevailing Party shall be entitled to reasonable attorney’s fees, costs and necessary disbursements in addition to any other relief to which such Party may be entitled.
     Section 8.14 Recapitalization, Exchanges, Etc. Affecting the Acquired Common Shares. The provisions of this Agreement shall apply to the full extent set forth herein with respect to any and all equity interests of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise) that may be issued in respect of, in exchange for or in substitution of, the Acquired Common Shares, and shall be appropriately adjusted for combinations, share splits, recapitalizations and the like occurring after the date of this Agreement to the extent that the Common Shares generally are so adjusted.
     Section 8.15 Obligations Limited to Parties to Agreement. Each of the parties hereto covenants, agrees and acknowledges that no Person other than the Company and the Purchaser (and their permitted assignees) shall have any obligation hereunder and that, notwithstanding that the Purchaser is a corporation, no recourse under this Agreement or under any documents or instruments delivered in connection herewith shall be had against any former, current or future director, officer, employee, agent, stockholder or Affiliate of the Purchaser or any former, current or future director, officer, employee, agent, stockholder or Affiliate of the Company, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any former, current or future director, officer, employee, agent, stockholder or Affiliate of the Purchaser or any former, current or future director, officer, employee, agent, stockholder or Affiliate of the Company, as such, for any obligations of the Purchaser under this Agreement or any documents or instruments delivered in connection herewith or therewith or for any claim based on, in respect of or by reason of such obligation or its creation.
     Section 8.16 Amendment and Restated of Original Agreement. Effective as of the Amended and Restated Purchase Agreement Closing Date, this Agreement amends and restates the Original Agreement in its entirety.

     IN WITNESS WHEREOF, the Parties hereto execute this Agreement, effective as of the date first above written.

INTEROIL CORPORATION
By:
Name:
Title:

[signatures continue on the next page]
Signature Page to Amended and Restated Common Share Purchase Agreement

PACIFIC LNG OPERATIONS, LTD.
By:
Name:
Title:

Signature Page to Amended and Restated Common Share Purchase Agreement

DISCLOSURE SCHEDULES
General Terms
     These Disclosure Schedules have been prepared for use in connection with, and is a part of, that certain Amended and Restated Common Share Purchase Agreement, dated as of June ___, 2008, by and among InterOil Corporation and Pacific LNG Operations, Ltd. (the “Purchase Agreement”). Any terms used in these Disclosure Schedules but not defined herein shall have the same meanings ascribed thereto in the Purchase Agreement. These Disclosure Schedules shall not be construed as constituting representations or warranties of the Company (including any representation or warranty as to the completeness of description of any matters set forth or described in these Disclosure Schedules) except as and to the extent provided in the Purchase Agreement.
     Any disclosures contained in these Disclosure Schedules that refer to a document are qualified in their entirety by reference to the text of such document. The inclusion of any matter in these Disclosure Schedules in connection with any representation, warranty, covenant, or agreement that is qualified as to materiality or Company Material Adverse Effect is not an admission by the Company, nor an indication, that such matter is material or would result in a Company Material Adverse Effect.
     Section headings and numbers used in these Disclosure Schedules refer to the corresponding sections of the Purchase Agreement, and these and other headings and numbers are for convenience only and are not to be used to interpret any provision of the Purchase Agreement or these Disclosure Schedules. Disclosures as to a particular section of the Purchase Agreement or in a particular section of any schedule shall not be limited to that particular section or schedule, whether or not a specific cross-reference is included, but only to the extent that the applicability of such disclosure is appropriate and reasonably apparent.

Schedule 2.1

Purchaser	Number of Purchased	Number of Fee
	Common Shares	Common Shares
Clarion Finanz A.G.	2,649,007	79,470

Schedule 3.2(c)
Liens and Ownership of Company’s Subsidiaries
5,000 (0.02%) of the outstanding ordinary shares of S.P. InterOil, LDC are owned by Petroleum Independent and Exploration Company.
1 (0.01%) ordinary share of S.P.I. Exploration and Production Corp. is owned by P.I.E. Group LLC.

Schedule 3.3
Company Filed Documents
None.

Schedule 3.11
Approvals
Listing approvals by the American Stock Exchange and the Toronto Stock Exchange.
Filing with the Toronto Stock Exchange of the notice of private placement of the Acquired Common Shares.
Filing of Form 45-106F1 — Report of Exempt Distribution with the Yukon Securities Commission and payment of the applicable fee.

Schedule 3.19
Preemptive Rights or Registration Rights
The pledge by PIE Group LLC, in favor of the Overseas Private Investment Corporation (“OPIC”), of 51% of the Common Shares in the Company that are owned by PIE Group, LLC. The Company is a party to an existing agreement with OPIC related to such pledge of Common Shares.